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                  DELAWARE CHANCERY COURT ORDERS ADJOURNMENT UNTIL
                    DECEMBER 11 OF SPECIAL MEETING OF QUICKTURN
                           STOCKHOLDERS CALLED BY MENTOR

WILSONVILLE, OR, NOVEMBER 20, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) announced today that the Delaware Chancery Court had ordered the adjournment until December 11, 1998 of the special meeting of the stockholders of Quickturn Design Systems (Nasdaq: QKTN), which had been called by Mentor for November 24, 1998.

The order to which both Mentor and Quickturn agreed arose from a letter from the Delaware Chancery Court. The letter stated that it was not certain that the Court would be able to decide Mentor's challenge to the validity of Quickturn's poison pill and bylaw amendments prior to November 24, the date previously set for the special meeting called by Mentor. The adjournment of the Quickturn special meeting to December 11 is intended to provide time for the Court to decide the case and for Mentor and Quickturn to communicate the ruling to Quickturn's stockholders.

As previously announced, the principal purpose of the special meeting is to vote on replacing the Quickturn Board of Directors with a slate of independent directors nominated by Mentor. If the nominees are elected, Mentor expects that, subject to their fiduciary duties to all Quickturn stockholders, the new directors will take the steps necessary to facilitate the stockholders' ability to accept Mentor 's $12.125 per share all-cash offer. Quickturn asserts that the special meeting date has been conditionally set for January 8, 1999, citing a bylaw purportedly adopted after Mentor commenced its offer, which bylaw is the subject of the Delaware litigation.

Mentor's Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

CONTACT:       Anne M. Wagner                     Roy Winnick/Todd Fogarty
               Vice President, Marketing          Kekst and Company
               503/685-1462                       212/521-4800

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